                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                             ERLY INDUSTRIES,  INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    26883910
           --------------------------------------------------------
                                 (CUSIP Number)
            Michael L. Tenzer
            11400 West Olympic Boulevard,
            Suite 1040
            Los Angeles, California  90064    Tel: (310) 820-6000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 17, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26883910                    13D                 Page  2  of 40  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

             KINGWOOD LAKES SOUTH, L.P.

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  [ ]
     of a Group*                                                     (b)  [X]

- -------------------------------------------------------------------------------
 (3) SEC Use Only


- -------------------------------------------------------------------------------
 (4) Source of Funds*

     00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization


- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting                       383,333 shares
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power


                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                         383,333 shares
                             --------------------------------------------------
                             (10) Shared Dispositive Power


- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                383,333 shares
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

             9.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

              PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No. 26883910                    13D                 Page  3  of 40  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

             TENZER COMPANY, INC.

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  [ ]
     of a Group*                                                     (b)  [X]

- -------------------------------------------------------------------------------
 (3) SEC Use Only


- -------------------------------------------------------------------------------
 (4) Source of Funds*

     00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

        Delaware corporation
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power

                                         383,333 shares
                             --------------------------------------------------
                              (9) Sole Dispositive Power


                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                         383,333 shares
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                383,333 shares
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

             9.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

              CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

CUSIP No. 26883910                    13D                 Page  4  of 40  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

           MICHAEL L. TENZER

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  [ ]
     of a Group*                                                     (b)  [X]

- -------------------------------------------------------------------------------
 (3) SEC Use Only


- -------------------------------------------------------------------------------
 (4) Source of Funds*

            00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization


- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power

                                         383,333 shares
                             --------------------------------------------------
                              (9) Sole Dispositive Power


                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                         383,333 shares
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                383,333 shares
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

             9.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

              IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

    This Statement relates to the Schedule 13D (the "Schedule 13D") filed by Kingwood Lakes South, L.P., Tenzer Company, Inc. and Michael L. Tenzer with regard to beneficial ownership of common stock, par value $1.00 per share (the "Common Stock") of ERLY Industries, Inc. (the "Company") and constitutes Amendment No. 2 thereto. Terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

    Item 4 is hereby amended by adding the following:

    On April 13, 1996, the Lawsuit was amended pursuant to Plaintiffs', Intervenors' and Third Party Defendants' Seventh Amended Original Petition and Fifth Amended Original Counterclaim, a copy of which is filed as EXHIBIT 1 hereto and incorporated herein in its entirety by reference.

    On May 17, 1996, the Court issued an order denying defendants' ERLY Industries Inc.'s and American Rice, Inc.'s motion for summary judgment, a copy of which is filed as EXHIBIT 2 hereto and incorporated herein in its entirety by reference.

    On May 17, 1996, the Court issued an order (the "Dissolution Order") to dissolve the agreed temporary injunction issued by the Court on May 9, 1995 pursuant to which the Limited Partnership was prohibited from disposing of the Shares pending disposition of the Lawsuit on the merits. The foregoing description of the Dissolution Order is qualified in its entirety by reference to the Dissolution Order, a copy of which is filed as EXHIBIT 3 hereto and incorporated herein in its entirety by reference. The Limited Partnership intends to sell some or all of the Shares (as defined in Item 5(a)) as soon as practicable to satisfy Mr. Murphy's obligations to the Limited Partnership under the Note.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 5(a) is hereby amended to read in its entirety as follows:

a) As of the date hereof, the Limited Partnership beneficially owns 383,333 shares of the Common Stock, constituting 9.0% of the 4,275,685 shares of Common Stock outstanding as reported by the Company in its Form 10-Q for the quarter ended December 31, 1995. The General Partner, which controls the Limited Partnership, and Mr. Tenzer, who controls the General Partner, also may be deemed to have beneficial ownership of these Shares.

    Ms. May beneficially owns 57 shares of Common Stock, all of which are held in an individual retirement account in Ms. May's name.

    Item 5(c) is hereby amended by adding the following:

c) In September 1995, the Company paid a 15% stock dividend on its shares of Common Stock. As a result of the stock dividend, Mr. Murphy received 50,000 shares of the Company's Common Stock with respect to the 333,333 shares of Common Stock that had been pledged to the Limited Partnership pursuant to the Security Agreement. The Security Agreement grants the Limited Partnership a security interest in such shares. However, as of the date hereof, Mr. Murphy has not delivered the certificate(s) representing those shares, nor any stock powers with respect thereto, to the Limited Partnership.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1. Plaintiffs', Intervenors' and Third Party Defendants' Seventh Amended Original Petition and Fifth Amended Original Counterclaim in KINGWOOD LAKES SOUTH, L.P. ET AL. V. GERALD D. MURPHY, ET AL., No. 95-016749 (151st Judicial District, Harris County Texas)

EXHIBIT 2. Order entered by the District Court of Harris County, Texas on May 17, 1996 (denying motion for summary judgment).

EXHIBIT 3. Order entered by the District Court of Harris County, Texas on May 17, 1996 (dissolving agreed temporary injunction).

SIGNATURE.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  KINGWOOD LAKES SOUTH, L.P., a
                                  Texas Limited Partnership

                                  By:  TENZER COMPANY, INC., a
                                       Delaware corporation, as General Partner


   May 23, 1996                   By:  /s/ Michael L. Tenzer
- ----------------------                ---------------------------
Date                                        Michael L. Tenzer
                                       Title: President

                                  TENZER COMPANY, INC., a Delaware
                                  corporation


   May 23, 1996                   By:  /s/ Michael L. Tenzer
- ----------------------               ---------------------------
Date                                   Michael L. Tenzer
                                       Title: President

                                  MICHAEL L. TENZER


   May 23, 1996                        /s/ Michael L. Tenzer
- ----------------------               ---------------------------
Date                                   Michael L.Tenzer

                                    EXHIBIT INDEX


EXHIBIT       DESCRIPTION                                       PAGE
- -------       -----------                                       ----


EXHIBIT 1. Plaintiffs', Intervenors' and Third Party Defendants' Seventh Amended Original Petition and Fifth Amended Original Counterclaim in KINGWOOD LAKES SOUTH, L.P. ET AL. V. GERALD
              D. MURPHY, ET AL., No. 95-016749 (151st Judicial District, Harris County Texas)

EXHIBIT 2. Order issued by the District Court of Harris County, Texas on May 17, 1996 (denying motion for summary judgment).

EXHIBIT 3. Order issued by the District Court of Harris County, Texas on May 17, 1996 (dissolving agreed temporary injunction).